UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20713

CASI Pharmaceuticals, Inc.*

(Exact name of registrant as specified in its charter)

9620 Medical Center Drive, Suite 300, Rockville, MD, 20850

(240) 864-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

Explanatory Note

* Effective March 21, 2023, CASI Pharmaceuticals, Inc., a Delaware corporation (the “Predecessor”), completed the redomicile merger (the “Redomicile Merger”) to reorganize itself as a Cayman Islands company, as contemplated by the agreement and plan of merger dated as of January 31, 2023 (the “Merger Agreement”) by and between the Predecessor and CASI Pharmaceuticals Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Predecessor (the “Successor”). Pursuant to the Merger Agreement, each issued and outstanding share of the common stock of the Predecessor was converted into the right to receive one ordinary share of the Successor. Effective March 21, 2023, the Successor changed its name from CASI Pharmaceuticals Holdings, Inc. to CASI Pharmaceuticals, Inc. The Redomicile Merger constitutes a succession for purpose of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Predecessor under the Exchange Act, and does not affect the reporting obligations of the Successor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, CASI Pharmaceuticals, Inc. (formerly known as CASI Pharmaceuticals Holdings, Inc.), as successor to CASI Pharmaceuticals, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 22, 2023	By	/s/ Wei (Larry) Zhang
		Name:	Wei (Larry) Zhang
		Title:	President

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